2115 Ferndale St

Vancouver

BC

V5L 1Y3

February 8, 2007

Dear Ikona Gear International Board of Directors,

It is with regret that I hereby resign my position from the Board of Directors of Ikona Gear International, Inc effective today.

My personal circumstances are such that I do not believe that I will be able to fulfil my role as director in the near future.  It has been a challenging and rewarding experience working with Ikona and I will gladly help the board & Ikona in anyway I can.  I will follow the progress of Ikona with great interest.

Yours sincerely,

/s/  Nicola Simon

Nicola Simon